Contact

www.linkedin.com/in/mark-c-9360677 (LinkedIn)

Top Skills

Management

Energy

Testing

Mark C.

Inventor - Multiple Patent Holder - Chemical & Mechanical

Portland

Summary

A serial inventor with 18 products registered and taken to market over 30 years.

Specialties: Innovation specialist in zero emission energy and electrical power products for industry and consumer.

Experience

Emission Free Generators, Inc.

Co-CEO

January 2022 - Present (5 months)

United States

Collins Synergy

Chief Executive Officer

January 2014 - Present (8 years 5 months)

Philadelphia, USA

Innovation - Chemical, Electrical and Mechanical

Surface Control Ltd

Managing Director

August 2005 - Present (16 years 10 months)

Inventor of the Slip Guardian floor safety management system and service. A system to predict the probability of floor slipping accidents whilst providing a monitored resolution to the problem. Recently awarded a contract for supplying the service to NHS Trusts.

Concentrated Solutions

Research & Development Director

October 2004 - January 2014 (9 years 4 months)

Inventor of the consumer cleaning product currently called MAC (Macro Absorption of Concentrates). The reducing of powerful cleaning products to 100% concentrated form with an encapsulation method which allows safe transportation and handling of strong acids.

Xtreme Materials
Managing Director
November 2003 - January 2014 (10 years 3 months)

Inventor of a range of products designed for the natural stone industry and end users of marble, granite and terrazzo. Specialising in the removal of stains through highly polished surfaces, without damage to the original substrate. A quick, dust and noise free system used by many top quality hotels.

Waterbased Group
Managing Director
January 1986 - January 2014 (28 years 1 month)

Innovation and Invention based vehicle which has produced 18 products with unique IPR and patents since inception. Amongst the many firsts includes a clear chemcial treatment applied to high shine floors to increase slip resistance in wet conditions, ratified by the major testing houses throughout the world.

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Education

East Surrey College

University of Chichester